AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2005 and 2004 and the consolidated statement of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements as at July 31, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated September 26, 2003.

/s/ De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
November 17, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audits in accordance with both Canadian and the standards of the PCAOB, our report to the shareholders dated November 12, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

/s/ De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
November 17, 2005

TRANS-ORIENT PETROLEUM LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at July 31,	2005	2004
Assets
Current
Cash	$190,053	$69,887
Accounts receivable	10,815	8,327
Prepaid expenses	36,733	32,972
	237,601	111,186
Investments (Note 3)	2,219,072	1,197,839
Property and equipment (Note 4)	85,316	89,676
Oil and gas interest	-	1
Total Assets	$2,541,989	$1,398,702
Liabilities
Current
Accounts payable and accrued liabilities	$6,535	$6,017
Total Liabilities	6,535	6,017
Non-Controlling Interest in AMG Oil Ltd.	13,845	25,315
Shareholders’ Equity
Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at July 31, 2005:
2,516,869; July 31, 2004: 2,516,869 (Note 7)	13,175,075	13,175,075
Common stock held by subsidiary:
July 31, 2005: Nil; July 31, 2004: 2,205	-	(11,993)
Deficit	(10,653,466)	(11,795,712)
Total Shareholders’ Equity	2,521,609	1,367,370
Total Liabilities and Shareholders’ Equity	$2,541,989	$1,398,702

Continuance of operations (Note 1)

Approved on behalf of the Board of Directors:
/s/ Peter Loretto	/s/ Barry MacNeil
Director	Director

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended July 31,	2005	2004	2003

Expenses

General and administrative (Schedule)	$105,757 $	124,040 $	144,754

Loss before other items	(105,757)	(124,040)	(144,754)

Other Items:

Gain on forgiveness of debt	-	-	37,556
Gain on sale of investment (Note 3)	1,218,319	528,931	10,054
Interest income	1,896	1,696	2,882
Loss on sale of investment (Note 3)	(4,000)	-	-
Loss on sale of common stock held by subsidiary (Note 3)	(8,685)	-	-
Recovery of loan receivable previously written-off (Note 6)	29,004	24,660	40,426
Recovery of costs	-	46,477	-
Write-down of investment		-	(258,529)
Write-off of loan receivable	-	(30,000)	-
Write-off of oil and gas interest	(1)	-	(286,331)
Write-off of property and equipment	-	(21,161)	-

Income (loss) from operations	1,130,776	426,563	(598,696)
Non-controlling interest’s portion of AMG’s loss	11,470	32,266	142,435

Income (loss) before unusual item	1,142,246	458,829	(456,261)
Gain on recognition of negative goodwill	-	-	195,254

Net income (loss) for the year	1,142,246	458,829	(261,007)

Deficit – Beginning of year	(11,795,712)	(12,254,541)	(11,993,534)

Deficit – End of year	$(10,653,466)	$(11,795,712)	$(12,254,541)

Income (loss) per share - basic	$0.45	$0.19	$(0.11)
- diluted	$0.45	$0.14	$(0.11)

Weighted-average number of common shares outstanding,
net of reciprocal holdings	2,516,869	2,431,344	2,415,917

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended July 31,	2005	2004	2003

Net increase (decrease) of cash related to the following:

Operating Activities
Net income (loss) for the year	$1,142,246	$458,829	$(261,007)
Items not affecting cash:
Amortization	4,360	9,924	12,430
Gain on recognition of negative goodwill	-	-	(195,254)
Gain on forgiveness of debt	-	-	(37,556)
Gain on sale of investment	(1,218,319)	(528,931)	(10,054)
Loss on sale of investment	4,000	-	-
Loss on sale of common stock held by subsidiary	8,685	-	-
Non-controlling interest	(11,470)	(32,266)	(142,435)
Recovery of loan receivable previously written-off	(29,004)	(24,660)	(40,426)
Recovery of costs	-	(46,477)	-
Write-down of investment	-	-	258,529
Write-off of loan receivable	-	30,000	-
Write-off of oil and gas interest	1	-	286,331
Write-off of property and equipment	-	21,161	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	518	6,802	(8,375)
Accounts receivable	(2,488)	3,802	3,243
Loan receivable	29,004	24,660	10,426
Prepaid expenses	(3,761)	1,053	(5,218)
Net cash used for operating activities	(76,228)	(76,103)	(129,366)

Financing Activities
Common stock issued for cash	-	30,000	-
Net cash provided by financing activities	-	30,000	-

Investing Activities
Acquisition of control of subsidiary, net of cash acquired	-	-	107,413
Proceeds from sale of investment	2,222,479	1,084,951	98,706
Proceeds from sale of common stock held by subsidiary	3,308	-	-
Purchases of investments	(2,029,393)	(1,196,250)	(140,000)
Purchases of property and equipment, net	-	-	(2,588)
Net cash provided by (used for) investing activities	196,394	(111,299)	63,531

Net increase (decrease) in cash	120,166	(157,402)	(65,835)
Cash - Beginning of year	69,887	227,289	293,124

Cash - End of year	$190,053	$69,887	$227,289

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)

For the years ended July 31,	2005	2004	2003

General and Administrative Expenses

Accounting and audit	$13,935	$28,003	$5,961
Amortization	4,360	9,924	12,430
Consulting fees	-	-	-
Corporate relations and development	-	4,579	7,161
Directors fees	20,509	-	-
Filing and transfer agency fees	20,630	14,252	10,164
Foreign exchange gain	(67,560)	(2,206)	(1,066)
Investor relations	-	-	24,188
Legal	12,387	5,076	5,214
Office and miscellaneous	19,076	13,655	15,817
Printing	5,913	3,201	3,653
Rent	17,069	13,704	16,575
Telephone	5,256	4,433	7,353
Travel, promotion and accommodation	22,115	5,498	12,082
Wages and benefits	32,067	23,921	25,222

	$105,757	$124,040	$144,754

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2005 and 2004

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the “Company”) was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses. The Company’s operating strategy is to acquire an equity interest in certain companies and to provide financial, managerial, and technical support to accelerate the achievement of these companies' business goals and objectives. At July 31, 2005, the Company held interests in four such companies.

The Company’s consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s business, results of operations and financial condition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting principles and use of estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require the Company’s management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Significant estimates include, but are not limited to, the accounting for amortization and the determination of the net recoverable value of assets and income taxes. The Company’s investments in associated companies are also items that, due to expected market volume and price fluctuation may yield net realizable values that are materially different from their current carrying values at any point in time. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, applicable to the Company’s financial statements, are described in note 10.

b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, DLJ Management Corp., and AMG Oil Limited, in which the Company holds a 49.4% controlling interest consisting of 8,200,000 shares. All significant inter-company balances and transactions have been eliminated.

c)	Principles of accounting for investments

The Company’s investments are accounted for using either the equity method or cost methods of accounting. The equity method is used when the Company, through its level of investment, exercises significant influence over the investee. The cost method of accounting is applied to investments in Companies over which the Company does not exercise significant influence.

The Company’s investments are recorded at cost and are adjusted to fair value, where determinable, only if there is an, other-than-temporary decline in value as the Company intends to hold them for a period of greater than one year.

d)	Translation of foreign currencies

Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the rates prevailing on the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates applicable to the underlying transactions. The resulting net gain or loss is included in the consolidated statements of operations and deficit.

e)	Fair value of financial instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f)	Property and equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the assets as follows:

Apartment:	4% per annum on a declining balance basis
Furniture and office equipment:	20% per annum on the declining balance basis
Leasehold improvements:	straight-line basis over five years

For each fiscal year in which property and equipment are acquired, management deems each acquisition to occur midway through the fiscal year and, accordingly, the amortization recorded in respect to such assets is restricted to one-half of the amount calculated based on year end balances. Amortization is not recorded in the year of disposal.

g)	Basic and diluted net income (loss) per common share

Basic net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding, during the year. Diluted net loss per common share is not calculated as its effect on net loss per share is anti-dilutive.

h)	Stock-based compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants in connection with accounting for stock option-based compensation. These standards were first applied on a prospective basis to all awards granted on or after January 1, 2002, and established standards for the recognition, measurement and disclosure of stock option-based compensation and other stock based payments made in exchange for goods and services.

As amended during the current year, and as applied by the Company to both the current year and comparative years, the standard now requires that all stock option based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

i)	Income taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential future tax assets of the Company.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

j)	Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

NOTE 3 - INVESTMENTS

At July 31, 2005, the Company’s ownership interests in investments are accounted for under the consolidation method or cost method of accounting are as follows:

				Percentage of
	July 31,	July 31,	July 31,	Ownership/
	2004	2005	2005	Number of
	Carrying	Carrying	Fair	Common
	Value	Value	Value	Shares Held
Consolidation Method:				,
AMG Oil Ltd.	$-	$-	$-	49.40%/
				8,200,000
Cost Method:
Verida Internet Corp.	1	1	1	8.68%/
				844,642
Austral Pacific Energy Ltd.	1,147,838	1,979,071	3,753,187	7.42%/
				1,384,940
Gondwana Energy, Ltd.	50,000	40,000	40,000	12.43%/
				399,999
TAG Oil Ltd.	-	200,000	470,000	1.91%/
				500,000

	1,197,839	2,219,072	4,263,188

	$1,197,839	$2,219,072	$4,263,188

During the 2005 fiscal year, the Company, sold 788,800 shares of its investment in Austral Pacific Energy Ltd. (“Austral Pacific”), with a book value of $998,160 or $1.27 per share, for $2,216,479, or approximately $2.81 per share, resulting in a gain over carrying value of $1,218,319. The proceeds from the sale of this investment and additional working capital were used to exercise 836,845 Austral Pacific Energy Ltd. (“Austral Pacific”) share purchase warrants at an exercise price of US$1.50 per share. On December 21, 2004, the Company exercised 382,750 Austral Pacific share purchase warrants at an exercise price of NZ$2.10 per share.

During the 2005 fiscal year the Company’s controlled subsidiary AMG Oil, sold a total of 100,000 shares of Gondwana Energy, Ltd. with a book value of $10,000, for proceeds of $6,000 resulting in a loss on sale over carrying value of $4,000.

On March 18, 2005, the Company participated in a private placement in TAG Oil Ltd. The Company purchased 500,000 units, at $0.40 per unit. Each unit consists of one share and one share purchase warrant with each warrant entitling the Company to purchase one common share at a price of US$0.60 in the first year and US$0.80 in the second year, subject to an accelerated expiry if a trigger price is reached of US$1.00 in year one and US$1.20 in year two, in which event the warrant will expire thirty days after notice is given to the holder that the trigger price was reached, if not exercised.

During the 2004 fiscal year, the Company sold 725,000 shares of its investment in Austral Pacific Energy Ltd. (“Austral Pacific”) (formerly “Indo-Pacific Energy Ltd.”), with a book value of $442,250 or $0.61 per share, for $903,353, or approximately $1.25 per share, resulting in a gain over carrying value of $461,103. The proceeds from the sale of this investment and additional working capital were used to purchase 765,500 units of Austral Pacific at a price of $1.30 (NZ$2.00) per unit by participating in Austral Pacific’s initial public offering (“IPO”) to list on the New Zealand Stock Exchange. Each unit of Austral Pacific purchased under the IPO includes one common share and a half warrant, exercisable for one year at a price of approximately $1.37 (NZ$2.20) . The Company also acquired an additional 175,000 shares of Austral Pacific through the exercise of share purchase warrants at a price of $201,250 or $1.15 per share.

During the 2004 fiscal year, the Company also sold an additional 93,500 shares of Austral Pacific, with a carrying value of $113,770 or $1.22 per share, for $181,598 or $1.94 per share, resulting in a gain over carrying value of $67,828. The Company reached an agreement with Austral Pacific to amend the expiry date of the Company’s 836,845 Series “A” warrants from December 31, 2003 to January 5, 2005 in consideration of Austral Pacific canceling the Company’s Series “B” warrants held as well as an increase in the exercise price of the Series “A” warrants by US$0.10 to US$1.50 per common share.

At July 31, 2005, the Company held the following share purchase warrants to acquire, shares of common stock:

	Number	Price	Expiry
	of Shares	Per Share	Date
TAG Oil Ltd.	500,000	$0.60/	March 18, 2006/
		$0.80/	March 18, 2007

Refer to note 9

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2005	2004

Apartment	$100,945	$100,945
Furniture and office equipment	87,164	108,325
Leasehold improvements	2,337	2,337
	190,446	211,607
Accumulated amortization	(105,130)	(100,770)
Write-off of property and equipment	-	(21,161)
	$85,316	$89,676

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a)	Share Capital

During the 2004 fiscal year, the Company issued 100,000 shares of its capital stock, resultant from the exercise of share purchase warrants. This issuance included the Company’s President and other individuals related to the Company. The Company also extended the expiry date of the remaining share purchase warrants to June 13, 2005.

Refer to Note 7

b)	Consulting Agreement

On April 1, 2005, the Company entered into a Consulting Agreement with a private company wholly- owned by its President to provide executive services to the Company. The agreement is for a one- year period, extendable if agreed to by both parties with monthly compensation of $5,000.

c)	Other

During the 2005 fiscal year, the Company incurred $3,589 (July 31, 2004 – $9,056; July 31, 2003 – $15,317) for wages and benefits to a former director of the Company.

During the 2005 fiscal year, the Company incurred $2,135 (July 31, 2004 – Nil) for hourly consulting fees to a current director of the Company.

NOTE 6 – LOAN RECEIVABLE

Subsequent to the write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida Internet Corp, (“Verida”) the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 (equivalent to US$10,799 as at July 31, 2003) for a period of twenty-four months. The total that was to be received, per the original agreement, was CAD$363,982 (equivalent to US$259,099 as at July 31, 2003), including principal and interest.

The Company did not receive any payments for the period between November 2002 and March 2003, and after receiving notice during the first quarter of the 2003 fiscal year from the payee that they were not in a financial position to continue paying the Company, the Company negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 (equivalent to US$2,451 as at July 31, 2005) per month, which includes annual interest of 12%, over this new repayment period.

There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule. For the fiscal year ended July 31, 2005 the Company has received $29,004 (July 31, 2004 - $ 24,660; July 31, 2003 – $40,426).

NOTE 7 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at July 31, 2003	2,416,869	$13,145,075
Shares issued during the 2004 fiscal year for cash:
Issued for warrants exercised	100,000	30,000

Balance at July 31, 2004 and 2005	2,516,869	$13,175,075

b)	Incentive Stock Options and Share Purchase Warrants

During the 2005 fiscal year, no stock options were granted or amended.

On March 31, 2005, 27,777 stock options exercisable at $31.50 per share expired unexercised.

On June 13, 2005, 900,000 share purchase warrants exercisable at $0.35 per share expired unexercised.

NOTE 8 - INCOME TAXES

At July 31, 2005, the Company has approximately CDN$3.88 million (July 31, 2004 - CDN$3.88 million; July 31, 2003 - CDN$3.58 million) of capital losses in resource and other unused tax pools to offset future taxable income derived in Canada. Additionally, at July 31, 2005, the Company has non-capital losses of approximately CDN$2.35 million (July 31, 2004 - CDN$2.90 million; July 31, 2003 - CDN$2.80 million) available for future deductions from taxable income derived in Canada, which expire as follows:

2006	$461,164
2007	448,571
2008	954,501
2009	55,146
2010	334,163
2011	97,831

$2,351,376

The potential future benefit associated with these excess resource tax pools and non-capital loss carry-forwards has not been recognized in these financial statements, as it cannot be considered likely that these amounts will be utilized to reduce future taxable income.

NOTE 9 – SUBSEQUENT EVENTS

Investments

On October 13, 2005, the Company participated in a private placement in Austral Pacific Energy Ltd. The Company purchased 200,000 units at US$2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each warrant entitling the Company to purchase one common share at a price of US$3.50 per share subject to an accelerated expiry if a trigger price of US$4.50 is reached in the first twelve months from the issue date. The warrants expire on October 13, 2006.

On September 1, 2005, the Company exercised 500,000 TAG Oil Ltd. share purchase warrants at a price of US$0.60 per share. The Company then sold 1,000,000 shares of TAG Oil with a book value of $500,000 for proceeds of approximately $1,140,831 for a gain over book value of approximately $640,831.

NOTE 10 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) except for the following differences:

a)	Assets

Under Canadian GAAP, the Company’s investments accounted for under the cost method of accounting are valued at the lower of cost or market value. Under U.S. GAAP, such investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	July 31,	July 31,
	2005	2004

Investments under Canadian GAAP	$2,219,072	$1,197,839
Adjustment required under U.S. GAAP	1,140,541	199,715
Cumulative historical adjustments to date	903,574	703,859

Investments under U.S. GAAP	$4,263,187	$2,101,413

Total assets under U.S. GAAP as at July 31, 2005 and 2004 are $4,586,104 and $2,302,276, respectively.

b)	Stockholders’ Equity

i) Common Stock

Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, no such cost is recognized. The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted. Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company’s shares on the date of grant exceeds the exercise price.

Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company as if it had elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model. This model is developed for use in estimating the fair value of traded options and requires the input of and is highly sensitive to subjective assumptions including the expected stock price volatility. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the existing model does not provide a reliable single measure of the fair value of stock options granted by the Company.

	July 31,	July 31,
	2005	2004
Common stock under Canadian GAAP	$13,175,075	$13,175,075
Cumulative historical pro-forma adjustments to date	833,611	833,611
Common stock under U.S. GAAP applying SFAS 123	$14,008,686	$14,008,686

In accordance with SFAS 123, the following is a summary of the changes in the Company’s stock options for the 2005, 2004 and 2003 fiscal years:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Balance at beginning of year	27,777	$31.50	27,777	$31.50	88,333	$45.63
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	(27,777)	31.50	-	-	(60,556)	52.14
Cancelled	-	-	-	-	-	-
Outstanding and exercisable
at end of year	-	$-	27,777	$31.50	27,777	$31.50

No stock options were granted during the 2005, 2004 or 2003 fiscal years.

There has been no difference to the Company’s net loss or loss per share as reported under Canadian GAAP when the fair value based method of accounting defined in SFAS 123 had been applied, on a pro-forma basis, to the 2005, 2004 or 2003 fiscal years.

ii) Accumulated Deficit

The effects of Note 10(b)(i) on accumulated deficit are as follows:

	July 31,	July 31,
	2005	2004

Deficit under Canadian GAAP	$(10,653,465)	$(11,795,712)
Net income under U.S. GAAP	1,142,246	473,649
Deduct net income under Canadian GAAP	(1,142,246)	(473,649)
Cumulative historical adjustments to date	(833,611)	(833,611)

Accumulated deficit under U.S. GAAP	$(11,487,076)	$(12,629,323)

iii) Accumulated Other Comprehensive Income

The effects of Note 10(a) on accumulated other comprehensive income are as follows:

	July 31,	July 31,
	2005	2004
Accumulated other comprehensive income
under Canadian GAAP	$-	$-
Unrealized gain on investments	1,140,541	703,859
Cumulative historical adjustments to date	903,574	199,715

Accumulated other comprehensive income
under U.S. GAAP	$2,044,115	$903,574

As a result of these adjustments under U.S. GAAP, total stockholders’ equity as at July 31, 2005 and 2004 are $4,565,725 and $2,282,937, respectively.

c)	Net Income (Loss) and Comprehensive Income for the Year

The following are the effects of Notes 10(a) and (b) on net loss and comprehensive income (loss) for the 2005, 2004 and 2003 fiscal years:

	2005	2004	2003

Net income (loss) for the year under	$1,142,246	$458,829	$(261,007)
Canadian and US GAAP
Other comprehensive income (loss):
Unrealized gain on investment	1,140,541	703,859	199,715

Comprehensive income (loss) for the year
under U.S. GAAP	$2,282,787	$1,162,688	$(61,292)